OFFERING MEMORANDUM DATED OCTOBER 18, 2019



Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

www.legionm.com

Up to 107,000 shares of Class A Common Stock

SEE "SECURITIES BEING OFFERED" AT PAGE 38

	Price to Public	Underwriting discount and commissions (3)	Proceeds to issuer Before expenses, discounts and commissions*
Per Share (2)	$ 10.00	N/A $	10.00
Total Minimum (1)	$ 10,000	N/A $	10,000
Total Maximum (1)	$ 1,070,000	N/A $	1,070,000

*   See the "Plan of Distribution" for details.

This offering will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) April 18, 2020, or (3) the date at which the offering is earlier terminated by the company at its sole discretion, provided that the offer will be open for at least 21 days. The company has engaged Boston Private Bank as escrow agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. We expect to hold closings on at least a monthly basis.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Table of Contents

In this Offering Memorandum, the term "Legion M," "the company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about this opportunity and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward

Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As a pre-IPO startup, we have few established customers or revenue streams and very little operating history for you to review. When you invest in a startup, you aren't banking on what we are today— you are betting on what we could become tomorrow. It's an inherently risky proposition — the fact is, most startups fail.

But those that succeed can change the world. Every great company — from Walt Disney Pictures to Apple Computer — started with entrepreneurs and investors who had the courage to defy the odds and try something no one else had done before. We believe Legion M could be one of those companies.

We've beaten the odds before,[1] and believe we can do it again. You should never invest more than you can bear to lose. But if you've got a little extra and want to swing for the fences, we'd love for you to join us. We're betting not just money, but also our reputations and careers that we can make this company a success.

One Million Fans

Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has a fundamental competitive advantage over those owned by Wall Street investors. From sequels and franchises to talent and influencers, one of most valuable assets in Hollywood is a built-in audience. Imagine the power of a company with an audience built in to everything it does.

Our logo (the M with a bar over it) is the Roman numeral for one million, representing our long-term goal of uniting one million fans as shareholders of the company. If we can achieve this goal, Legion M will likely have hundreds of millions of dollars to invest in projects that have one million people emotionally and financially invested in their success. We believe that could make Legion M one of the most influential companies in Hollywood.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation. As a management team, our job is to create value for this community. While conventional companies define shareholder value solely by dollars and cents, Legion M goes one step farther:

Financial ROI
Legion M's primary goal is to run a responsible business that earns money and increases our share price. Our investors are investing hard-earned dollars, and our job is to give them a return. Financial success is the key to the long-term viability and success of our company — the more money we make, the more great things we can do.

Emotional ROI
While financial success is the primary goal for Legion M, we believe there is more to life than money. In addition to financial return, we strive to give our investors an EMOTIONAL return for owning a piece of our company. We work hard to cultivate a vibrant community for our shareholders, look for interesting ways to take them behind the scenes with our projects, and strive to create new and exciting opportunities for them to be a part of the entertainment industry.

The wonderful thing about a fan-owned company is that financial and emotional ROI are not mutually exclusive. Getting our shareholders engaged and excited about our projects isn't just good fun—it's also good business. The more engaged and excited our audience is, the more buzz and value we create for the project, which in turn provides greater financial ROI to the company and all of its shareholders.

Let's Put an M-shaped Dent in the Universe!

What we're doing has never been done before. We know it won't be easy, but things worth doing rarely are. While we can't guarantee success (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made.

So THANK YOU again for considering our company. Please review the information in this Memorandum. If you like what you see, we'd be honored to have you join us. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member [2], so you can see for yourself what we're all about.

Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

[1] In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in delivering TV outside of the living room.

[2] You can join Legion M as a free member at www.legionm.com/join-legion-m. As a free member, you don't have a financial stake in the company's success, but you do get access to our community and many of the same benefits that are available to shareholders. It's a great way to see for yourself what Legion M is all about.

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with other entertainment companies - from independent filmmakers to big Hollywood studios and distributors - to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and — when we are successful — fans share in the rewards!

Legion M was incorporated in Delaware on March 4, 2016. The company is not currently profitable, nor are we focused on near-term profitability. As an early stage startup, we are focused on increasing the size of our community and building competitive advantages that we believe will become increasingly valuable as the company scales.

Competitive Advantage
From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving fans an ownership stake and a voice in the process, we're creating a built-in audience that is both financially and emotionally invested in the success of our projects. A built-in audience like this has the potential to create authentic grassroots buzz. The bigger that audience gets, the more powerful it becomes.

Our long-term goal is to unite one million fans as shareholders in Legion M which would provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make us one of the most influential companies in Hollywood.

Revenue Plan
Our mission is to revolutionize the entertainment industry by putting a new twist (fan ownership) on proven business models for content production and distribution. We plan to finance, develop, produce, distribute, market and monetize entertainment content ranging from movies, television shows, virtual reality, digital content and more. Our goal is to have a slate of projects diversified across genre, medium and risk profile. To date, Legion M has engaged in projects with potential revenue streams that range from equity and P&A (print and advertising) investments in feature films, to marketing partnerships, and in film distribution, live events, and merchandising and development of film, television, virtual reality, and comic books.

Finance Plan

As of July 31, 2019, we have raised over $7 million from more than 16,000 investors via equity crowdfunding offerings under Regulation A, Regulation CF and Regulation D. In October of 2018, we qualified a Regulation A offering that allowed us to raise $2.5 million. In March of 2019, we filed a post qualification amendment that increased the maximum raise to $50 million under Regulation A. As of July 31, 2019, we have sold 312,166 shares for a total of $2,730,136 under the Regulation A offering. Legion M also closed an individual investment of $99,998 under Regulation D at a Round 4 price of $8.88 per share from one of our seed investors. On July 12, 2019, Legion M increased the price per share in its Regulation A offering to $10.00 per share of Class A Common Stock. To achieve our goal of one million shareholders, we expect to require many successive rounds of funding.

Because entertainment financing, development, production, distribution, marketing and monetization is a capital-intensive business, in addition to our equity crowdfunding raises, we've also explored the potential of partnering with other entertainment entities to fund and distribute Legion M projects.

Use of Proceeds

Proceeds from this offering and our concurrent Regulation A offering will be used to fund Legion M's entertainment projects, marketing efforts and operational expenses. See "Use of Proceeds to Issuer" section of this Offering Memorandum.

Risks

Legion M is a startup. We were incorporated in March 2016 and are still in an early stage of development. While we have some early revenues from projects and our Legion M branded storefront, we are still not close to profitability and many of our projects may not provide a return on investment for 12-18 months or longer. Investing in Legion M's shares involves a high degree of risk (see "Risk

Factors"). As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

- This is a very young company;
- What we're doing has never been done before;
- Our auditor has issued a "going concern" opinion;
- We plan to raise significantly more money and future fundraising rounds could result in a "cram down;"
- Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market;
- Entertainment projects can be risky and often budgets run over;
- You may not like our projects;
- Even if one of our projects is successful, it is likely to take a long time for us to realize profits;
- Our business relies heavily on third parties for production and monetization of entertainment content;
- We depend on a small management team and may need to hire more people to be successful;
- We may not be able to protect all our intellectual property;
- Our officers control the company and we currently have no independent directors;
- The shares of Common Stock being offered are subject to drag-along rights;
- The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes;
- Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement;
- The offering price has been arbitrarily set by Legion M;
- We have a large shareholder base which will likely grow even larger over time;
- Equity crowdfunding is new;
- There is no current market for Legion M shares;
- Cryptocurrency and the ICO wave could muddy the market; and
- Competitors could overtake our momentum.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

This is a very young company.

Legion M was incorporated in March 2016. It is a startup company that is still ramping up with few customers and limited revenue from entertainment projects, merchandise and event sales. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016. For the 2018 fiscal year, we have some revenues ($179,589), but we are still not close to profitability. We have sustained a net loss of $2,411,065 in the period ended December 31, 2018, and have an accumulated deficit of $5,606,386 as of December 31, 2018. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we've succeeded in raising over $7,000,000 to date, our ongoing operational expenses are now approximately $127,000 per month excluding extra ordinary spending related to marketing and projects. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high profile advisors may change their minds and terminate their relationships with the company.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision were to be challenged, a sale of the company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $10.00 (see "How We Determined the Offering Price in this Offering"). Valuations for companies at Legion M's stage are purely speculative. We have started seeing some early revenues from our projects and our Legion M branded storefront, but we are still not close to profitability and many of our projects may not provide a return on investment for 12-18 months or longer. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A offerings, we estimate that we will have over 15,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares.

The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. Shares of our Class A Common Stock may eventually be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Cryptocurrency and the ICO wave could muddy the market.

To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. We feel this is a conservative approach given some of the volatility and uncertainty with ICOs, but it could turn out to be overly conservative and result in Legion M missing out on a large wave of investment and/or being passed up by a competitor riding the ICO wave.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

WHAT IT MEANS TO BE A MINORITY HOLDER

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders, Paul Scanlan and Jeff Annison. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

It's important to note that while the Legion M founders have control of Legion M from a corporate governance standpoint (e.g. this isn't a democracy where everybody votes on every decision), we believe that our job as a management team is to act as stewards enacting the will of our shareholders. Our community is at the core of everything Legion M does, which is why we develop tools like FILM SCOUT, M-Pulse, and others to continuously poll the Legion M community about projects and other matters. We believe it's important to give shareholders a voice in the direction of their company, and that Legion M's unique ability to make data-driven decisions utilizing the "wisdom of the crowd" that leverages the combined energy, experience and passion of our community is a strategic competitive advantage that benefits the company and all its stakeholders.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Share Price Over Time

To help illustrate the dilution you face as an investor (the fact that you pay more for your shares than earlier investors did), we'd like to explain how our current shareholders acquired their stock and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

> **Founders/Founding Grant Holders.** When Legion M was formed, the founding stock of the company was allocated amongst the two cofounders, early employees, consultants, advisors and creative allies at close to zero cost. An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing their money, time and energy at below market rates (i.e. sweat equity) and risking their money, reputations, and careers on behalf of the company. Shortly after founding, some additional grants for stock options and warrants were issued to employees, consultants and advisors at a strike price of $0.01 per share. Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vests over a 4-year period.

> **Seed Investors (Discounted Note).** To fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock, which translated to a $4.90 per share price in August 2016 upon closing of our first equity crowdfunding round. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock.

> **Round 1 Investors (Reg. CF/D).** On the morning of May 16, 2016 (the day the new law took effect), Legion M became one of the first companies in history to launch a Regulation Crowdfunding (Reg CF) fundraising campaign. The campaign lasted for three months, ending on August 14, 2016. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and only to be released if Legion M achieved a minimum threshold of $500,000 in subscriptions. This campaign exceeded the funding goal—after three months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to the Regulation D exemption to make more room in the Reg CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg CF round and $193,522 in the Reg D round at the price of $7.00 per share of Class A Common Stock.

In addition, just prior to Round 1 we received $76,000 of investment from accredited investors in the form of convertible promissory notes. These notes converted into Class B Common Stock at the close of Round 1, also at $7.00 per share.

Round 2 Investors. In March 2017, Legion M launched a fundraising campaign under Regulation A promulgated under the JOBS Act. In August 2017, we made a follow-on offering under Regulation Crowdfunding to include investors who couldn't invest under Regulation A due to state securities laws. Both campaigns ended on September 2, 2017. Legion M ultimately closed with $1,875,336 worth of investment in the Regulation A round and $167,941 worth of investing in the Reg CF round at the price of $7.47 per share of Class A Common Stock.

Round 3 Investors. On May 16, 2018, Legion M opened a Regulation CF offering at a price of $8.32 per share of Class A Common Stock. This round was oversubscribed, closing on July 27, 2018 with a total of 108,400 shares sold for a total of $901,888, the maximum allowable under Regulation CF (which sets limits on the amount which may be raised on an annual basis).

Round 4 Investors. On October 26, 2018, Legion M opened this Regulation A offering at a price of $8.88 per share of Class A Common Stock. We also allowed investors who were blocked from investing in our 3rd round because of the oversubscription the opportunity to purchase shares in this Regulation A offering at a price of $8.32 per share. As of July 31, 2019, we have sold 312,166 shares for a total of $2,730,136 under this Regulation A offering. Legion M also closed an individual investment of $99,998 under Regulation D at a Round 4 price of $8.88 per share from one of our seed investors.

Round 5 Investors. On July 12, 2019, Legion M increased the price per share in its Regulation A offering to $10.00 per share of Class A Common Stock.

Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners:
- Shortly after Round 1 closed, the company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share.
- After Round 2 closed, Legion M issued an additional 96,970 options or warrants at the strike price of $7.47 per share.
- Concurrent with Round 3, Legion M issued an additional 12,000 options at a strike price of $8.32 per share.
- Concurrent with Round 4, Legion M issued an additional 39,000 options at a strike price of $8.88 per share.

Dilution for New Investors

Legion M is currently offering shares of Class A Common Stock to investors under this offering at a price of $10.00 per share.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this offering and our concurrent Regulation A offering. The use to which we have put proceeds received so far is set out in "Management's Discussion and Analysis." None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds into five different categories under various funding scenarios:

	$2.5 Million Raise		$12.5 Million Raise		$25 Million Raise		$37.5 Million Raise		$50 Million Raise	
Offering related expenses	$ 50,000	2%	$ 50,000	0%	$ 50,000	0%	$ 50,000	0%	$ 50,000	0%
Internal development and operations	$ 1,300,000	52%	$ 2,880,000	23%	$ 3,420,000	14%	$ 3,960,000	11%	$ 4,500,000	9%
Marketing fund	$625,000	25%	$ 3,125,000	25%	$ 6,250,000	25%	$ 9,375,000	25%	$ 12,500,000	25%
Entertainment project fund	$525,000	21%	$ 6,445,000	52%	$ 15,280,000	61%	$ 24,115,000	64%	$ 32,950,000	66%

If we raise the target amount in this offering, we intend to allocate 10% for offering related expenses and 90% for internal development and operations.

Operating Expenses

These are the funds required to support our Legion M team and monthly operating expenses. It includes employees' salaries and benefits, compensation to contractors, expenses related to public relations, travel, legal and accounting, insurance and technology.

These funds directly support:

- Internal development of entertainment projects;
- Business development with entertainment partners;
- Growing, managing, and leveraging our Legion of fans;
- Development and sales of merchandise;
- Fundraising; and
- General overhead and administrative costs.

As of July 31, 2019, our monthly burn rate for operating expenses (excluding discretionary spending on marketing and project investments) is approximately $130,000 per month. This amount may go up or down based on the amount of money raised. The burn rate does not include expenses that are related to entertainment project development or large marketing initiatives, including marketing/advertising for fundraising.

Marketing

Growing the Legion is one of our top priorities (see "The Company's Business — Growing the Legion). Accordingly, we plan to allocate up to 25% of the funds raised in this offering and the concurrent Regulation A offering to marketing efforts intended to grow the Legion and build value for the Legion M brand, including paid digital advertising, referral programs, and exhibiting at comic cons and film festivals.

It's worth noting that our entertainment projects can sometimes serve as excellent marketing vehicles for the company. In the past (e.g. *Colossal*, *Bad Samaritan* and our "Celebrating Stan Lee" event) we've been successful in structuring deals where the investments we make in projects provide both the potential for ROI and serve as a marketing tool for the Legion.

Entertainment Project Development

This is to fund external costs of developing our entertainment projects. This includes expenses such as producing a television pilot, co-financing a movie, creating a virtual reality experience, optioning rights to a book, paying screenwriters to write a script, etc.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the company.

THE COMPANY'S BUSINESS

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered in dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and virtual reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

The Power of One Million Fans

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. We buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have incredible power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

When a fan invests in Legion M, they become a shareholder of the company. That means they have a financial stake in the success of Legion M and all our projects. This isn't new—people have had the chance to invest in public companies like Disney and Sony for decades. What's new is that Legion M is the first entertainment company in history (to our knowledge) designed from the ground up to be owned by a large group of FANS rather than venture capitalists, wealthy individuals, or Wall Street investors.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. We recruit our investors at places like comic cons and film festivals where fans travel from all over the world, devoting significant amounts of their time and money to be a part of a community that celebrates media. These fans are not only more likely to watch the movies and shows they are invested in — they are also more likely to share them on social media, bring out their friends and families, cosplay as the characters, and go out of their way to support each project. We believe a company owned by fans has a unique ability to create the sort of authentic, grass roots buzz that most companies would kill for, but money can't buy!

In addition, we believe a Legion of invested shareholders can provide value in other ways:

- We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
- We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;
- We have a source of energy, enthusiasm and excitement that can help propel both our projects and our company forward; and
- We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their company succeed.

Our long-term goal is to unite one million fans as shareholders of our company. In fact, our logo – the M with a bar over it – is the Roman numeral for one million. If we're successful, we expect to have hundreds of millions of dollars to develop projects that have a million fans standing behind them. We believe that could make us one of the most influential companies in Hollywood.

Current Size of the Legion

On May 16th 2016, Legion M was one of the first companies in history to launch an equity crowdfunding round under Regulation CF of the JOBS Act. Since then, we have completed three rounds of equity crowdfunding, raising over $7 million from over 15,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible—but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

Since founding the company, the size of our investor base has been growing exponentially:

· We had approximately 3,200 shareholders at the end of 2016
· We had approximately 6,600 shareholders at the end of 2017
· We had approximately 11,000 shareholders at the end of 2018
· We have over 20,000 shareholders (and growing every day) as of September 2019

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know us" before they invest, especially when we don't have an equity crowdfunding round open. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company that's power comes from the size and strength of its community, we welcome free members with open arms. As of September 2019 our community has over 100,000 members and investors.

Even though our community is still relatively new, we've already experienced many situations where it has contributed to our business success, not the least of which is the level of projects we've been able to get involved in. Legion M is a relatively small company with budgets that are nearly non-existent by Hollywood's standards. The fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

The idea of creating an entertainment company built from the ground up to be owned by fans wasn't possible prior to the JOBS Act. As such, what we're doing has never been done before. There's always a great deal of risk when trying something new – particularly something as ambitious as Legion M. We expect that the challenges of building and maintaining a large, engaged community will be difficult, and will change over time. And while we are still extremely early in the development in our company, so far we have been blown away by the power and value it represents. It is impossible to know what the future holds, but we are as excited as ever by the prospects of Legion M.

How We Determined the Offering Price in this Offering

For this offering, we set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows.

One factor in setting the valuation of our 5th round of equity fundraising was the performance of our previous rounds:
- In August 2016, we closed an oversubscribed first round using Regulation CF and Regulation D to raise over $1.2 million at a price of $7.00 per share of Class A Common Stock.
- In September 2017, we closed our second round of equity crowdfunding using Regulation A and Regulation CF to raise over $2 million, at a price of $7.47 per share of Class A Common Stock.
- In July 2018, we closed an oversubscribed third round using Regulation CF to raise $902,000 (the maximum allowable for Legion M at the time under Regulation CF) at a share price of $8.32 per share of Class A Common Stock.
- In February of 2019, Legion M closed a SOLD OUT Regulation A offering of $2.5 million worth of shares at a price of $8.88 per share of Class A Common Stock. Separately, Legion M closed an individual investment of $99,998 under Regulation D at the Round 4 price of $8.88 per share from one of our seed investors.
- In July of 2019, Legion M opened our 5th round of equity crowdfunding at a price of $10.00 per share of Class A Common Stock. As of September 2019 we have over $1.2 million worth of funds in escrow from that offering. The

offering circular for the Regulation A offering (as supplemented) can be found on the SEC's EDGAR system at https://www.sec.gov/Archives/edgar/data/1674163/000114420419034610/tv525151_253g2.htm.

In addition to our financing history, we look at the strides Legion M has made since our founding in March of 2016. For more information on this, please see the MANAGEMENT EVAULATION OF OPERATING RESULTS section of this document.

Finally, when setting our valuation we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that. After reviewing all these factors, we arrived at a price of $10.00 per share of Class A Common Stock.

Board of Advisors

While we are a fan-owned company, we are not a fan-run company. While we believe our fan community is an extremely powerful resource for helping evaluate the ART of media and entertainment, the BUSINESS of media and entertainment is extremely complex, nuanced, and often confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount
- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the company behind ROBOT CHICKEN, SUPERMANSION, and BUDDY THUNDERSTRUCK
- Scott Landsman, Senior Vice President of Comedy Development at Sony TV
- Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.
- Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers
- Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)
- Kerry O'Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines
- Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON
- Adam Rymer, Former President of Legendary Digital Networks
- Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media
- Michael Arrieta, Business Development Expert, founder of Big Air Studios and former Sony Executive
- Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin's Movie Guide.
- Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest
- Andrew Cosby, Co-founder of Boom! Studios, Eureka writer and showrunner, *Hellboy* screenwriter
- Yuka Kobayashi, former Director of Stan Lee's POW Entertainment
- Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, Director of Bad Samaritan
- Bill Duke, Actor, Director, Producer (Commando, Predator, "Falcon's Crest", "Charlie's Angels", "Law and Order SVU")
- Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park
- Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York
- Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

Principal Products and Services

Legion M partners with creators — from independent filmmakers to big Hollywood studios — to produce movies, TV, virtual reality, digital content, events and more. We provide development support, financial backing, marketing muscle and, most importantly, fan engagement and monetization.

We're using proven entertainment industry business models and adding a twist that gives us a competitive advantage. We believe that getting fans involved in projects makes our projects more likely to succeed when they come to market.

The range of products and businesses that Legion M can impact is quite large and is likely to evolve over time. At this stage in our development, our primary focus includes:

- Feature films, including *Colossal*, *Bad Samaritan*, *Field Guide to Evil*, and *Mandy*
- Television and digital content, including "Airship Cowboys," "Malice," "Evermor," and "Pitch Elevator"
- Virtual Reality, including "ICONS: Face to Face"
- Transmedia content, including comic books and games
- Events, including "Celebrating Stan Lee"

Each of these categories of projects include multiple business models and ways for Legion M to potentially make money. Our goal as a company is to maintain a slate of projects diversified across genre (i.e. comedy vs. horror), medium (i.e. feature films vs. virtual reality) and risk profile (i.e. high risk early stage projects vs. lower risk late stage projects). For more information on the models Legion M has used to date, and the models we intend to use in the future, please see the HOW WE PLAN TO MAKE MONEY section in the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS section of this document.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise that money directly from fans. Our long-term goal is to have 1 million shareholders, which would provide hundreds of millions of dollars for the development of projects. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects.

Employees

As of July 31, 2019 we have six full time employees, six part-time employees or independent contractors that we use on a regular basis, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are Legion M's competitors in that we are all competing to develop entertainment for consumers. However, collaboration is common in the entertainment industry, so we also view most of these companies as potential partners.

It is early days for companies that are building businesses using equity crowdfunding. We are aware of a few different creators who have used equity crowdfunding to raise (or attempt to raise) money for an individual project. We are also aware of at least one European company that has announced it is planning to use equity crowdfunding to develop a production slate. In addition, we are aware of companies that have announced and/or launched entertainment based cryptocurrency offerings. That said, as of this writing (October 2019) we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time we expect that to change.

Intellectual Property

Legion M has the trademark to its name "Legion M".

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $33,000. Operating mostly virtually, Legion M currently uses office space within our Creative Alliance Partners' offices in Los Angeles and has virtual conference room space in Century City, CA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion includes information from:
- Audited 2017 financial statements that cover the time period from January 1, 2017 to December 31, 2017
- Audited 2018 financial statements that cover the time period from January 1, 2018 to December 31, 2018
- Unaudited 2019 financial statements that cover the time period from January 1, 2019 to June 30, 2019
- Unaudited operating data for 2019

Please note that any data subsequent to December 31, 2018 is subject to change once we complete our fiscal year, prepare our financial statements and our independent auditor completes an audit of those statements.

The unaudited financial information set forth below with respect to the unaudited operating data for 2019 and the six-month period ended June 30, 2019 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

INTERIM 2019 OPERATING RESULTS

Our revenues for the six months ended June 30, 2019 ("Interim 2019") were $259,400, compared to $18,676 during the six months ended June 30, 2018 ("Interim 2018"). Cost of net revenue in Interim 2019 was $227,926 compared to $13,099 in Interim 2018. Accordingly, we had a gross profit of $31,474 for Interim 2019 compared to gross profit of $5,576 for Interim 2018. At this stage in the company's development, our revenue and margins are still fairly volatile and sporadic. We expect this to continue as we introduce and develop new revenue streams.

Revenue in Interim 2019 came from Legion M projects (including merchandise sales, event tickets/sponsorships, and other project revenue) as well as sales of Legion M branded merchandise. Revenue in Interim 2018 came primarily from sales of Legion M branded merchandise.

In addition to the revenue recognized in this period, Legion M also had $134,579 in project-related revenue that was collected in Interim 2019, but has not yet been recognized because the deliverables associated with it were not delivered during the period. We expect to recognize this amount as revenue in the second half of 2019 -- in the meantime it is listed as a "deferred revenue" liability on the balance sheet.

For Interim 2019, operating expenses were $1,578,687 compared to Interim 2018 expenses of $1,112,561. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest component of our Interim 2019 operating expenses was Sales and Marketing, which was $700,647 in Interim 2019 compared to $312,078 in Interim 2018. These expenses vary greatly from month to month based on what (if anything) we are promoting. For example, during our equity crowdfunding campaigns (we raised $2,178,632 in Round 4 investments during Interim 2019 compared to $416,314 in Round 3 investments during Interim 2018) we use online advertising to market the fundraising opportunity. When our projects come out (including *Tolkien*, *Field Guide to Evil*, and the *Excelsior!* Stan Lee Tribute which all released in Interim 2019 compared to *Bad Samaritan* which released in Interim 2018), we often spend money to market the projects. We also produce Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance in both Interim 2019 and Interim 2018) that have costs associated with them, although whenever possible we work with sponsors to help offset these costs.

The next largest component of our operating expenses are the costs associated with compensation and benefits to employees and independent contractors. This includes not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, some of our project-specific labor expenses are capitalized and appear on our balance sheet instead of the "Compensation and benefits" line of the Statement of Operations.

Our cost of Compensation and Benefits decreased from $571,400 in Interim 2018 to $530,735 in Interim 2019, and our cost of Independent Contractors increased from $46,605 to $62,699 As of June 30, 2019, we had six full-time employees, six regular part-time employees/contractors and a variety of part-time employees/contractors that we use on an as-needed basis. At the end of Interim 2018 we had one fewer part-time employee/contractor (5 instead of 6), but the number of full-time employees was the same.

Of the $530,735 in Compensation and Benefits in Interim 2019 (vs. $571,400 in 2018), $152,466 (vs. $194,961 in Interim 2018) was attributable to non-cash "stock compensation expense" which can be seen on the Statement of Cash Flows. This doesn't reflect cash we are spending, but instead reflects the value (according to GAAP standards) of stock options vesting to employees, advisors, and partners. The reduction of non-cash "stock compensation expense" from Interim 2018 to Interim 2019 is a result of vesting of stock grants having been completed, and is the primary reason for the overall reduction of our Compensation and Benefits costs between the two periods.

Our "General and Administrative" costs increased from $42,134 in Interim 2018 to $81,811 in Interim 2019, which was primarily due to increased insurance costs. The remainder of our operating expenses were relatively unchanged between Interim 2019 and Interim 2018: professional fees ($72,329 vs $71,270 respectively); travel expenses ($65,701 vs $64,243 respectively); and depreciation ($5,202 vs $4,841 respectively).

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in Productions" that are included on our Balance Sheet. At the end of Interim 2019, we reduced the investment amount listed on our Balance Sheet by $59,563 which amount is reflected as "Asset Impairment" on our Statement of Operations. As of June 30, 2019, we had $494,556 of capitalized costs on our Balance Sheet, an increase of $26,689 over December 31, 2018, when we had $467,867 on the Balance Sheet.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is dependent upon the success of the film, and the return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project can vary wildly. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2019 was $1,547,213, a 40% increase over the loss of $1,106,985 in Interim 2018.

2018 OPERATING RESULTS

Our revenues for the twelve months ended December 31, 2018 ("Fiscal 2018") were $179,589, compared to $415,372 over the twelve months ended December 31, 2017 ("Fiscal 2017"). $145,303 of our Fiscal 2018 revenue came from the Legion M store (which includes ticket sales for Legion M events, merchandise sales, and shipping), which increased 35% from the Fiscal 2017 value of $107,372 despite the fact there were no significant Legion M events or ticket sales in Fiscal 2018. Without any large events in Fiscal 2018, our sponsorship revenue fell to $12,500 compared to $308,000 in Fiscal 2017, which came primarily from the "Celebrating Stan Lee" event.

Note that Fiscal 2017 Revenue of $415,372 includes $198,000 that was invoiced by Legion M and but not collected. This is owed to Legion M from two different (but related) sponsors of the "Celebrating Stan Lee" event. In both cases, Legion M fulfilled our contractual obligations and the sponsor paid some but not all the money owed. As a result, the company recorded an expense on our Fiscal 2017 Income Statement in the amount of $198,000 which is listed under the category "Bad Debt." We continue to explore all available methods (including legal action) to recover this money.

Cost of net revenue for Fiscal 2018 and Fiscal 2017 were $130,131 and $257,156, respectively. In Fiscal 2018, the cost of net revenue was driven primarily by the cost of merchandise, whereas in Fiscal 2017 our cost of net revenue was primarily comprised of expenses related to events. Accordingly, we had a gross profit of $49,458 for Fiscal 2018 compared to gross profit of $158,216 for Fiscal 2017.

For Fiscal 2018, operating expenses were $2,460,523 representing an 18% increase over our Fiscal 2017 expenses of $2,080,859. This increase is primarily due to increases in overhead and marketing. Payroll, our compensation to employees and contractors, is the largest component of our operating expenses and increased 10% to $1,233,050 for Fiscal 2018 from $1,122,022 for Fiscal 2017. As of December 31, 2018, we had five full-time employees, five part-time employees and a variety of contractors (used on an as-needed basis).

Marketing was our next largest expense. Our marketing expense for Fiscal 2018 was $817,995 compared with $510,359 for Fiscal 2017, a 60% increase. Our marketing money is spent promoting our projects (including *Bad Samaritan* and *Mandy* in Fiscal 2018 compared to *Colossal* and "Celebrating Stan Lee" event in Fiscal 2017), marketing our fundraising rounds (including Round 3 and the beginning of Round 4 in Fiscal 2018 compared to Round 2 in Fiscal 2017), generating awareness of Legion M, growing our community, and building the Legion M brand.

Our marketing expenses vary greatly from month to month. For example, during our equity crowdfunding campaigns we often use online advertising to market the fundraising opportunity. When our projects are released, we often spend time and money to market the project, which has the added benefit of creating exposure for Legion M. We have also produced Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance 2018) that have costs associated with them (although whenever possible we work with sponsors to offset or cover these costs).

Other operating expenses included: professional fees ($122,085 for Fiscal 2018 vs. $96,877 for Fiscal 2017); travel expenses ($118,399 for Fiscal 2018 vs. $97,676 for Fiscal 2017); general and administrative expenses ($74,871for Fiscal 2018 vs. $46,581 for Fiscal 2017); and depreciation ($9,798 for Fiscal 2018 vs. $9,344 for Fiscal 2017).

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" that are included on our Balance Sheet. At the end of 2018, we reduced the investment amount listed on our Balance Sheet by $84,325, which is included as "Asset Impairment" on our Statement of Operations. As of December 31, 2018, "Investments in productions" were $467,867, a 54% increase over the amount of $303,791 at the end of 2017.

These capitalized project investments represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of each project will be. For example, the return on a feature film isn't known until the film is released and is dependent upon the success of the film. The return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project are wildly variable. In accordance with GAAP standards, the amount carried on the balance sheet reflects the amount of our investment and are carried at these amounts if and until we determine that our investment will not produce enough future cash flows (under a discounted cash flow model) to recover our investment. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

MANAGEMENT EVALUATION OF OPERATING RESULTS

When reviewing the financials above, one might wonder "why would I invest in a company that's spending millions more than it makes each year?" This is a very valid question -- not just for you but for Legion M's executive staff as well. After all, we're investing in Legion M alongside you—not just with our money but also our jobs, reputations, and careers.

When evaluating companies at Legion M's stage (about $25 million market cap/valuation), we believe it's more important to look at potential for GROWTH than near-term revenue. Particularly for the sort of transformative startup (e.g. Facebook, Tesla, Amazon) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn't invest because of the P&L–you'd invest in the vision for the future. The folks who took a risk when those were $25 million companies have done quite well so far.

Of course for every Facebook, Tesla and Amazon there is a Pets.com, WebVan and MoviePass that flamed out spectacularly. Not to mention countless other startups that went under before you ever learned their name. Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards. We believe the keys to "picking the right one" boil down to (a) the company's vision and (b) the team's ability to execute on the vision (and evolve it as the company grows). In that regard we believe Legion M is well positioned. Our founders previously started (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones back in 2003. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world. Doing something that's never been done is always a gamble, but we've been here before, and we like our odds.

What Legion M is attempting has never been done before—in fact it was never possible before advent of the JOBS Act. When we started the company in 2016, we had little more than an idea. Since then, we've focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

- We've demonstrated that we can build a fan-owned company. Our investor base has just about doubled each calendar year, and is continuing to grow exponentially. With over 20,000 investors (as of September 2019) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
- We've proven we can build a community. With over 100,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.

- We've proven that we can get access to top quality projects with A list stars like Kevin Smith, Anne Hathaway, David Tennant, and Nicolas Cage. We've also proven we can develop projects of our own that attract Tier 1 talent including Stan Lee and Kevin Smith.
- We've proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
- We've proven that we can make an impact on a film's release, and have glowing references from producers we've worked with including Dean Devlin (creator of *Stargate* and *Independence Day*) and actor/producer Elijah Wood of SpectreVision (producer of *Mandy*), as well as the team at Fox Searchlight (a division of Disney).
- We've vetted our idea with industry veterans – many of whom, including Leonard Maltin (*Entertainment Tonight)*, Tim League (Alamo Drafthouse, NEON*)*, Lisa Taback (Netflix), Andrew Cosby (*Hellboy, Eureka*), Lynn Bartch (Lucasfilm), Bill Duke (*Predator, Commando)*, and Scott Landsman (Sony) have agreed to join our advisory board. Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, "Legion M is the Future of our Industry."
- We've proven that we can generate revenue from multiple streams including sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
- We've proven that we can establish a new IP, generating over $135,000 in Kickstarter pre-release sales for *Girl with No Name* (about 20X the average for a comic book on that platform).
- We've proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
- We've proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film *Tolkien.*
- We've proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien.
- We've proven we can "Open the Gates of Hollywood" for our shareholders, providing exclusives like premier tickets (*Tolkien, Colossal*), set visits (*Jay and Silent Bob Reboot*), priority access to casting as extras (*Jay and Silent Bob Reboot*), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (*Celebrating Stan Lee)*, and online livestream Q&A with creators (Dean Devlin, Andrew Cosby)!

SCALING

The first step for a first-of-its-kind company is proving that it is viable. The revenues we have today, while growing, are still relatively small and sporadic (particularly when it comes to film and content investments, which often take years to materialize). However, we believe the steps we've taken in our first few years have provided a strong foundation and prove that even at an early stage Legion M has the ability to execute on our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible—but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of September 2019, we have over 100,000 members--over 20,000 of which are also investors. More importantly, our growth is accelerating:

- We had approximately 3,200 shareholders at the end of 2016
- We had approximately 6,600 shareholders at the end of 2017
- We had approximately 11,000 shareholders at the end of 2018
- We have over 20,000 shareholders (and growing every day) as of September 2019

As we march toward our goal of 1 million shareholders, we've seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We've seen the power of a Legion of 20,000 fans. Now our mission is to grow it – to 40,000, to 100,000 and beyond.

HOW WE PLAN TO MAKE MONEY

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we see many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. As of September 2019 Legion M has experimented with many different business models, including the ones listed below:

FEATURE FILM P&A PROJECTS

"P&A" is an industry term for "print and advertising," and generally refers to the money spent by a distributor to release and market a feature film. To date, Legion M has had two P&A projects: we partnered with NEON for *Colossal* and Electric Entertainment for *Bad Samaritan*. While our deal with NEON involved a cash investment, our deal with Electric Entertainment included an investment that was made via an "in-kind contribution," where the value of our services and money spent promoting the film was treated as a cash investment in the P&A fund. This is a very powerful model for Legion M as we believe the "in-kind" activities we typically undertake to promote movies (e.g. PR, social media marketing, comic-con activations, meetups, etc.) are also valuable in helping us grow the Legion.

From an investment standpoint, P&A projects are attractive because they typically (but not always) have lower risk/reward profiles and quicker returns than other types of film investments. That's because P&A investments are made with the distributor (rather than the film's producers), and are typically paid back before equity investments.

From a marketing standpoint, we believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M's community has a demonstrated ability to create authentic, grassroots buzz. We can't make a bad movie good, but we believe we can help make a good movie a hit.

FEATURE FILM EQUITY INVESTMENT PROJECTS

Generally speaking, equity investments are made early in a feature film's production cycle to provide the financing required to produce the film. As of September 2019, Legion M has had three such projects: *Field Guide to Evil, Mandy,* and *Jay and Silent Bob Reboot*. In each case Legion M made a cash investment in the film and activated our community around the release. In exchange, we have the potential to earn a cash return on our investment, as well as the ability to earn revenue selling merchandise.

From an investment perspective, equity projects are typically (but not always) higher risk and take longer to provide returns than P&A projects. However, if a film becomes a hit, equity projects typically have potential for greater returns than P&A projects.

Because our involvement with equity projects typically begin before the film has been completed, there are generally more opportunities for us to get the members and investors of the Legion involved in the production process. We believe that providing fans the opportunity to "come along for the ride" during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premier, etc.) creates grassroots support and buzz that can help a film find a distributor and increase the odds of success once the film is released.

DEVELOPMENT

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, creating treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like "ICONS: Face to Face" where we invested cash to film a pilot episode, as well as projects like "Airship Cowboys" and "Stunt Team: Drive" where our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high. We believe our Legion of fans can give us a competitive edge when it comes to building momentum for projects (e.g. releasing a comic book for Girl With No Name prior to developing the film), leveraging the "wisdom of the crowd" to make decisions (e.g. using the SCOUT platform to find *Memory: The Origins of Alien at Sundance*), and crowdsourcing ideas and content (e.g. our "Pitch Elevator" project).

MARKETING PARTNERSHIPS

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for promoting the film *Tolkien*.

From a financial standpoint, this is a powerful business model for Legion M – it's like a P&A investment but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. we're not "guns for hire"), but for the right film it can be a win/win for everyone involved. In the case of *Tolkien*, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue, but also exclusive opportunities for our investors (e.g. Hollywood premier tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we're eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

DISTRIBUTION

In April of 2019, Legion M announced a partnership with Screen Media to acquire the North American distribution rights for the documentary *Memory: The Origins of Alien*. This film was selected primarily by the Legion M community with over 1,000 people casting over 40,000 votes on our FILM SCOUT platform for Sundance Film Festival. Under this partnership, we're sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle that we believe will help make it successful.

This is our first foray into distribution, and we're eager to see the results. We believe that Legion M can provide a competitive advantage with our community to build awareness of the film. In addition, we look forward to using the film to introduce Legion M to the worldwide community of sci-fi lovers and fans of the *Alien* franchise.

MERCHANDISING

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film *Mandy*, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to kickstart a new revenue stream (branded merchandise) for a title that likely wouldn't otherwise have one is valuable for both Legion M and our partners.

In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for *Girl with No Name*, a feature film on our development slate. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales (over 18X the average for a comic book on Kickstarter), despite the fact it was a brand new, never-before-released IP.

In addition to generating revenue, we believe that marketing and selling high-quality merchandise is a fantastic way to nurture the fandom of our projects and introduce Legion M to potential new members and investors. As such, merchandise is an area we expect to further develop as a company.

LIVE EVENT PRODUCTION

Legion M has produced two major live events — the "Celebrating Stan Lee" handprint ceremony and after-party in 2017, and the "Excelsior!" tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted shortly after he passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales. In addition to these major events, Legion M has hosted smaller events including the "Legion M Lounge" at the Sundance Film Festival and at San Diego Comic Con, and the "Fan Oasis" at Los Angeles Comic Con.

As a fan-owned company, we have members and shareholders all over the world who are eager to connect at live events. We believe that fans looking for real-life engagement provide a strong nucleus and can help get the word out about Legion M. We also believe that live events are a fantastic way to introduce new people to Legion M and grow our community. Our events to date have not been designed to turn a profit, but to offset the costs of what would otherwise be considered marketing expenses. As we scale we believe there is potential to turn events into a profit center.

KEY PERFORMANCE METRICS

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating highly strategic allocation. We consider three primary metrics when evaluating any given project.

REVENUE - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our company — the more money we make, the more great things we can do.

GROWTH - We believe that growth of our community is the single most important determinant of our success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project's ability to help us grow the Legion is an important consideration.

STRATEGIC BENEFIT - Each project Legion M completes becomes a stepping stone to the next. We actively seek projects that allow us to "level up" by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

EFFECTS OF SCALE ON LEGION M PROJECTS

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It's important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it's also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

1. As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we'd invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we'd have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

2. Legion M's strength is proportional to (a) the amount of money we've got to invest, (b) the size of our community, and (c) the

length of our track record. We've seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we've been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn't assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and "level up" to larger opportunities. In the short time we've been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

LEGION M PROJECTS

ACTIVE PROJECTS

As of September 2019, the following Legion M projects have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film *Mandy*, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson's final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

Legion M supported Mandy with activations at New York Comic Con, San Diego Comic Con and Los Angeles Comic Con. We also supported the premier at the Egyptian Theater in Hollywood, helping sell out the initial screening in a matter of hours and securing Kevin Smith to host a Q&A that was recorded and shown at theaters around the country for a one-night special event.

When the movie hit theaters, Legion M volunteers organized over 60 meetups around the country, which was more than half of the theaters in which the filmed played. We also created "Home Viewing Party Kits" which we sold from the Legion M store.

In addition to helping finance the film and score, Legion M also secured a merchandise license for the film, and offers a robust array of *Mandy* merchandise in the Legion M store.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film *The Field Guide To Evil*. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

Legion M worked directly with the film's producers to create activations and opportunities for our investors and members to engage with this project, including Facebook Live interviews with the filmmakers in March of 2018, opening weekend in-theater meetups with free limited edition pins, and sales of "Home Viewing Party Kits" from the Legion M store.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we'd joined Hideout Pictures and Mickey Gooch Jr.'s Skitbags Entertainment as equity investors in Kevin Smith's *Jay and Silent Bob Reboot, a* feature film sequel to the 2001 film *Jay and Silent Bob Strike Back*. The film will release in October 2019 with a multi-prong release strategy that includes two Fathom special events, a "Reboot Roadshow" featuring live performances by the films two stars Kevin Smith and Jay Mews, and openings in selected theaters in conjunction with the "Reboot Roadshow."

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for *Memory: The Origins of Alien*, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we're sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc). The film releases in select theaters and On-Demand October 4th, and will be available for purchase on VOD, DVD, and Blu-Ray November 19th.

This project was unique in that it was selected using data from Legion M's FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launches October 4th, it will be the first time that fans have united to find and help fund the distribution of a film from Sundance.

DEVELOPMENT PROJECTS

In addition to the projects above that either have released or will be releasing in 2019, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the HOW WE PLAN TO MAKE MONEY section.

While many of Legion M's development projects have not been announced, some of those that have been publicly announced are listed below:

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment's Laura Ivey (*Walking Out, Ithaca*) and Tanya Wexler (*Hysteria*, *Buffaloed*) to develop *Girl With No Name,* a feature film and comic book based on Alex Ranarivelo's Slamdance Award winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April, the Kickstarter ended with $125,256 in presales, more than 20 times the initial goal of $6,000. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP resulting in engagement from the fan community that we believe will be of use in the further development, packaging, and selling of the project. With the success of the comic book and the directors schedule opening up, Legion M expects to be pitching this project for finance in the near-term.

ICONS: FACE TO FACE

"ICONS: Face to Face" is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the "ICONS" series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan's home where the interview took place.

While the VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around. We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We hope this footage will provide value for generations to come.

"ICONS: Face to Face" is wholly owned by Legion M, including the rights to the Stan Lee footage for the pilot. We've hired virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS's *My Brother's Keeper*) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 *Hellboy* movie and co-creater of SyFy's hit series "Eureka") has attached to the series as showrunner. We're currently in the process of trying to package and sell the series.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with "Pitch Elevator".

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a-lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

"Pitch Elevator" is wholly owned by Legion M. We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of September 2019, we are planning to use our existing footage to prototype what the series could look like as a digital special, series or TV show.

STUNT TEAM: DRIVE

In 2017, Legion M announced the development of "Stunt Team: Drive," an unscripted docuseries/competition TV series led by Emmy Award winning stunt coordinator Eddie Perez ("Shameless," Deadpool). "Stunt Team: Drive" goes behind the scenes to watch the best stunt drivers in the world compete as they plan, develop and shoot the best car chase ever. We're currently in the process of trying to package and sell the series.

AIRSHIP COWBOYS

In March of 2018, Legion M announced "Airship Cowboys," a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced "Malice," a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. ("CSS Entertainment") announced a strategic partnership to jointly source, develop and produce community driven original content.

COMPLETED PROJECTS

Once a project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of June 30, 2019, Legion M has the following completed projects.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of *Colossal* in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film's box office performance. We also produced and sold *Colossal* merchandise in the Legion M store. This project was completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a "Tony Stark House Party" at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film *Bad Samaritan* starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hammill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee's charity of choice, The Hero Initiative. Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to "give back" the Stan and the community of fans who loved him.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film *Tolkien*, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

BURN/RUNWAY ANALYSIS

Managing burn rate (the rate at which we're spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the company can run out of money. If you spend too slow, you may never achieve the velocity required to get off the ground. Both of these can be fatal for the company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

MANAGEMENT AND OVERHEAD

These are the "costs of doing business"—things like office space, accounting, management, human resources, IT, etc. <u>Our goal as we grow is to keep these expenses as low as reasonably possible</u>. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don't have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend's couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below what they could make elsewhere. We do this because our upside with Legion M is the same as yours – the value of the stock. We want to spend every dollar we can to grow the value of that stock.

GROWING THE LEGION

As described above (see MANAGEMENT EVALUATION OF OPERATING RESULTS), we believe that growing the size of our community is the single best way for us to increase the value of our company. Everything we do – from the projects we take on to the activations we do at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways for us to promote and grow the Legion. For example, we've found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the conversion rate of each campaign, and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it's not we turn it off. We're willing to spend quite a lot of money on marketing like this, but only because we know that it's being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We've found that marketing Legion M in the context of a project is one of the most efficient ways for us to grow the Legion. Most of the activities we take on behalf of our investments involve things like marketing on social media, hosting panels at comic-cons, organizing volunteer meetups, which are all great ways for us to grow our community.

EXTERNAL PROJECT EXPENSES

The financing, development, and monetization of entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (*Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot)* that we invest in, as well as internal projects (e.g. "ICONS: Face To Face," "Pitch Elevator," "*Girl with No Name*," "Evermor," "Malice," "Airship Cowboys," etc.) that we develop ourselves.

The financial investments we are capable of making is growing each year, but still relatively small by Hollywood standards. The returns on these investments (particularly development, equity and distribution investments) can take a VERY long time to materialize. For example, the rights we partnered with Screen Media to acquire for *Memory: The Origins of Alien* will allow us to earning revenue on that title for decades. Our potential to earn revenue on internally developed projects (e.g. "*Girl With No Name*") last in perpetuity--but only if we're successful in getting them made, which can take years. *Girl With No Name* is the first of our development projects to generate revenue with comic book presales, but our goal for that project is to turn it into a feature film.

At this point in the company's development, we see each project largely as a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section "HOW WE PLAN TO MAKE MONEY", we're actively experimenting in many different realms with many different models. While every investment we've made so far has been done with an intent to make a profit (with the exception of the *Celebrating Stan Lee* Event and *Excelsior! Stan Lee Tribute* benefiting the Hero Initiative – the goal which was to break even rather than turn a profit), we believe there is also significant value in these early projects' ability to grow our community, strategically "level up" within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

INTERNAL PROJECT AND BUSINESS DEVELOPMENT

This is the equivalent of "R&D"—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

- Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we're interested in, or might be interested in our projects.

- Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

- Reading and evaluating scripts and project proposals.

- Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

- Pitching projects to potential buyers and/or financiers.

- Developing new lines of business (e.g. merchandise, event sponsorships) for Legion M and our projects.

- Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the burn rate of our employees and contractors.

FUTURE CONSIDERATIONS

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

- Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue accelerating spending on marketing that will help grow the Legion M community.

- As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of September 2019 and subsequent to Interim 2019, we have hired one additional full-time employee, converted one of our part-time employees into a full-time employee, and brought on 4 additional part-time employees that work, in combination, approximately 20 hours per week. We do not currently have any additional open positions, but we expect that may change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we're closely managing our burn rate.

- Compensation for Legion M's top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels.

- Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don't have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2019, Legion M had $850,463 in cash on hand and an additional $111,067 in escrow awaiting disbursement from our Round 4 Regulation A offering on Wefunder.

In July of 2019, Legion M launched a fifth round of equity crowdfunding using the same Regulation A offering with an updated price of $10.00 per share. As of September 27, 2019, we have $1,260,310 of funds in escrow from that offering.

We do not currently have any loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had five successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

GENERAL INDUSTRY TRENDS

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That's because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we're creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

COMPANY TRENDS AND ACTIVITIES

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There's no guarantee that we'll follow this plan, or be able to execute it successfully. As a startup, we're constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

GROWING THE LEGION/FUNDRAISING

At this point in the company's development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That's because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 25% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

- Online advertising;

- Attending and/or exhibiting at conventions and film festivals;

- Community events (i.e. Meetups);

- Creating and encouraging viral sharing opportunities for our members;

- Public relations, including speaking on panels and creating bylines for publication;

- Sponsoring of events/activities;

- Referral programs; and

- Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we increase our spending. If it's not effective, we can turn it down or even shut it off completely. For more information, please read the "BURN/RUNWAY ANALYSIS" section of this document.

PROJECT DEVELOPMENT

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets today (as of September 2019) are typically measured in hundreds of thousands of dollars. In general, we've seen an upward trend in our budgets as the company and our capital resources have grown. As described in the "EFFECTS OF SCALE ON LEGION M PROJECTS" section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the "HOW WE PLAN TO MAKE MONEY" section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

BUSINESS DEVELOPMENT

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors' members and potential marketing partners.

HARNESSING THE POWER OF THE COMMUNITY

One of Legion M's foremost assets is our community of investors and members. We've seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

- Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
- SCOUT: an online system that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
- Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
- M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M's past, present, and future slate of projects.
- Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
- The Sponsorship Program: A program that allows Legion M members/investors to earn sales commissions on sponsorships of Legion M events.

RECENT OFFERINGS OF SECURITIES

Since it began its operations in 2016, the Company has engaged in the following offerings of securities:

- In April and May of 2016, the Company sold $418,324 in convertible notes pursuant to Rule 506(b) of Regulation D. The Company used the proceeds from that offering for general operations.
- In August 2016, the Company sold 142,857 shares of Class A Common Stock under Regulation CF for a total of $999,999. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- In August 2016, the Company sold 27,646 shares of Class A Common Stock pursuant to Rule 506(c) of Regulation D for a total of $193,522. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- From March 2017 through September 2017, the Company sold 251,049 shares of Class A Common Stock under Regulation A for a total of $1,875,336.03. This includes shares that were issued in 2018. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- From July 2017 through September 2017, the Company sold 22,482 shares of Class A Common Stock under Regulation CF for a total of $167,940.54. This includes shares that were issued in 2018. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- From October 2018 through September 27, 2019, the Company sold 313,598 shares of Class A Common Stock under Regulation A for a total of $2,743,296. The Company used and intends to use the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- In April 2019, the Company sold 11,261 shares of Class A Common Stock pursuant to Rule 506(c) of Regulation D for a total of $99,998 The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.
- In July of 2019, Legion M opened our 5th round of equity crowdfunding at a price of $10.00 per share of Class A Common Stock. As of September 2019 we have over $1.2 million worth of funds in escrow from that offering. The offering circular for the Regulation A offering (as supplemented) can be found on the SEC's EDGAR system at https://www.sec.gov/Archives/edgar/data/1674163/000114420419034610/tv525151_253g2.htm.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	49	Appointed to indefinite term of office. March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	47	Appointed to indefinite term of office. March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	47	Appointed to indefinite term of office. Nov. 15, 2017	Full-time
Directors:				
Paul Scanlan	Director	49	Appointed to indefinite term of office. March 4, 2016	
Jeff Annison	Director	47	Appointed to indefinite term of office. March 4, 2016	
Terri Lubaroff	Director	47	Appointed to indefinite term of office November 15, 2017.	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, "Small Screen, Big Picture." Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University's School of Law.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated our three highest paid executive officers and directors on as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paul Scanlan	CEO	$ 175,000	$ 0	$ 175,000
Jeff Annison	President	$ 175,000	$ 0	$ 175,000
Terri Lubaroff*	COO/Head of Acquisition	$ 137,723	$ 0	$ 137,723

For the fiscal year ended December 31, 2018, we did not pay our directors in their capacity as directors. There are three directors in this group.

*Terri Lubaroff's salary was adjusted in 2018. Her current annual salary is $150,000 per year.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of July 31, 2019, the Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	686,921 shares of Class B Common Stock	46,410 shares of Class B Common Stock subject to vesting	46.3%
		113 shares of Class A Common Stock	(4)	<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	560,283 shares of Class B Common Stock	37,968 shares of Class B Common Stock subject to vesting	37.9%
		14 shares of Class A Common Stock	(4)	<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,263,870 shares of Class B Common Stock	87,712 shares of Class B Common Stock subject to vesting	83.1%
		162 shares of Class A Common Stock	91,000 shares available under stock options (4)(5)	7.6%

(1) Based on a total of 1,637,243 shares of Class B Common Stock and 883,749 shares of Class A Common Stock, which are issued and outstanding as of July 31, 2019. Note that 87,712 shares of the Class B Common Stock are subject to vesting over the next 13 months with vesting contingent upon continued service with the company.

(2) This calculation is the number of shares of voting securities that person owns now, plus the number of shares she is entitled to acquire as of July 31, 2019. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on his current and acquirable ownership.

(3) All shares are directly held.

(4) Class A Common Stock is convertible to Class B Common Stock.

(5) The options were granted under the 2016 Equity Incentive Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

 N/A

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws.

Class A Common Stock

Voting Rights.

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights.

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights.

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights.

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are opening this Regulation CF as part of our next round of investment in our journey to unite one million fans into our vibrant engaged community. This offering is specifically aimed at our fans in Arizona, who are not currently able to invest in our Regulation A offering.

We are offering a maximum of 107,000 shares of Class A Common Stock on a "best efforts" basis.

The cash price per share of Class A Common Stock is initially set at $10.00. The minimum investment amount is $100.

The minimum amount Legion M needs to raise in order to close this round is $10,000. If we are unable to raise at least $10,000, all investments held in escrow will be returned to investors.

Wefunder has agreed to host this offering of our Class A Common Stock on its online platform. Prospective investors may subscribe for our shares in this offering only through the Wefunder website.

In oversubscriptions, we will prioritize investments by reservation holders and by individuals who may not able to invest in future offerings.

If the company raises more than the maximum offering amount in this offering, it may conduct an offering for Class A Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that offering will be the same as this offering.

Perks

The company intends to offer perks to investors in the form of t-shirts and similar merchandise, depending on availability.

Transfer Agent and Registrar

KoreConX is the transfer agent and registrar for Legion M's common stock.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Annual Reports

Our annual reports are posted on our website at https://legionm.com/investorrelations within 120 days after the end of each fiscal year.

Updates

Updates on the status of this offering may be found at: https://wefunder.com/legionmcf/

WEFUNDER PROCESS

DELIVERY & CANCELLATIONS

How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the company, including how the company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the company ("Investment Agreement"), using the Investor's electronic signature.

2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the company on the deadline date identified in the Cover Page to this Form C and the company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the company, you may receive an electronic certificate.

How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the company, the company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The company's right to cancel.</u> The Investment Agreement you will execute with us provides the company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://legionm.com/investorrelations

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2018 and 2017

Legion M Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained a net losses of $2,411,065 and $1,922,699 in the years ended December 31, 2018 and 2017, respectively, and has a working capital deficit of $386,159 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern without additional funding. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
April 26, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2018 and 2017

	As of December 31, 2018	As of December 31, 2017
ASSETS		
Current assets:		
Cash	$ 45,751	$ 611,755
Subscriptions receivable in escrow	563,332	74,691
Other receivable	1,569	58,131
Inventory	22,775	11,471
Accounts receivable	19,000	-
Prepaid expenses	49,330	65,976
Total current assets	701,757	822,024
Non-current assets:		
Property and equipment, net	20,790	28,419
Investments in productions	467,867	303,791
Total non-current assets	488,657	332,210
TOTAL ASSETS	$ 1,190,414	$ 1,154,234
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 189,053	$ 58,923
Deferred revenue	65	10,343
Accrued expenses	26,480	10,131
Pending investment	100,000	-
Total current liabilities	315,598	79,397
Total liabilities	315,598	79,397
Stockholders' equity:		
Class A common stock, $0.0001 par, 17,000,000 authorized, 676,716 and 447,818 issued and outstanding at December 31, 2018 and 2017, respectively	67	44
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018 and 1,639,243 issued and outstanding, 981,258 vested at December 31, 2017	165	165
Additional paid-in capital	6,480,970	4,269,949
Accumulated deficit	(5,606,386)	(3,195,321)
Total stockholders' equity	874,816	1,074,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,190,414	$ 1,154,234

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2018 and 2017

		For the year ended December 31, 2018		For the year ended December 31, 2017
Revenue	$	179,589	$	415,372
Costs of net revenues		130,131		257,156
Gross profit		49,458		158,216
Operating expenses:				
Compensation and benefits		1,151,820		990,143
Sales and marketing		817,995		510,359
Independent contractors		81,230		131,879
Professional fees		122,085		96,877
Travel expenses		118,399		97,676
General and administrative		74,871		46,581
Depreciation		9,798		9,344
Asset impairment		84,325		-
Bad debt		-		198,000
Total operating expenses		2,460,523		2,080,859
Loss from operations		(2,411,065)		(1,922,643)
Other expenses:				
Interest expense		-		56
Total other expenses		-		56
Net loss	$	(2,411,065)	$	(1,922,699)
Weighted average common shares:				
Basic and Diluted		2,154,989		1,914,466
Earnings per share:				
Basic and Diluted	$	(1.12)	$	(1.00)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2018 and 2017

	Class A Common Stock		Class B Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2016	170,503	$ 17	1,643,688	$ 165	$ 1,858,274	$ (1,272,622)	$ 585,834
Common stock issuances:							
Class A ($0.0001 par, $7.47 issue)	272,870	27	-	-	2,038,312	-	2,038,339
Conversion of Class B to Class A	4,445	-	(4,445)	-	-	-	-
Stock based compensation	-	-	-	-	340,698	-	340,698
Fair value of warrants	-	-	-	-	113,779	-	113,779
Offering costs	-	-	-	-	(81,114)	-	(81,114)
Net loss	-	-	-	-	-	(1,922,699)	(1,922,699)
Balance at December 31, 2017	447,818	$ 44	1,639,243	$ 165	$ 4,269,949	$ (3,195,321)	$ 1,074,837
Common stock issuances:							
Class A ($0.0001 par, $7.47 issue)	661	$ -	-	$ -	$ 4,938	$ -	$ 4,938
Class A ($0.0001 par, $8.32 issue)	161,197	16	-	-	1,341,143	-	1,341,159
Class A ($0.0001 par, $8.88 issue)	65,040	7	-	-	577,548	-	577,555
Conversion of Class B to Class A	2,000	-	(2,000)	-	-	-	-
Stock based compensation	-	-	-	-	357,467	-	357,467
Fair value of warrants	-	-	-	-	31,460	-	31,460
Offering costs	-	-	-	-	(101,535)	-	(101,535)
Net loss	-	-	-	-	-	(2,411,065)	(2,411,065)
Balance at December 31, 2018	676,716	$ 67	1,637,243	$ 165	$ 6,480,970	$ (5,606,386)	$ 874,816

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2018 and 2017

	For the year ended December 31, 2018	For the year ended December 31, 2017
Cash flows from operating activities		
Net loss	$ (2,411,065)	$ (1,922,699)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	9,798	9,344
Stock based compensation	357,467	340,698
Fair value of warrants issued for marketing services	31,460	113,779
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	56,562	(57,131)
(Increase)/decrease in inventory	(11,304)	(3,039)
(Increase)/decrease in accounts receivable	(19,000)	-
(Increase)/decrease in prepaid expenses	16,646	(55,976)
Increase/(decrease) in accounts payable	130,130	(32,223)
Increase/(decrease) in deferred revenue	(10,278)	10,343
Increase/(decrease) in accrued expenses	16,349	1,196
Net cash used in operating activities	(1,833,235)	(1,595,708)
Cash flows from investing activities		
Purchase of property and equipment	(2,169)	(1,215)
Investments in productions	(164,076)	(303,791)
Net cash used in investing activities	(166,245)	(305,006)
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	1,435,011	1,963,648
Pending investment	100,000	-
Offering costs	(101,535)	(81,114)
Principal payments on note payable to related party	-	(8,374)
Net cash provided by financing activities	1,433,476	1,874,160
Net change in cash	(566,004)	(26,554)
Cash at beginning of period	611,755	638,309
Cash at end of period	$ 45,751	$ 611,755
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ 56
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company is developing, investing in and producing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $179,589 and $415,372 for the years ended December 31, 2018 and 2017, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,411,065 and $1,922,699 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company has current assets that exceed current liabilities by $386,159 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2017 the cash balance exceeded the FDIC insured limits by $361,755.

See Independent Auditor's Report

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. During the year ended December 31, 2017, an account receivable was determined to be uncollectable and a bad debt loss of $198,000 was recorded. As of December 31, 2018 and 2017, no associated allowances for doubtful accounts were established.

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2018 and 2017 were $22,775 and $11,471, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

See Independent Auditor's Report

Consistent with this guidance, at the end of 2018, the Company reduced the expectations on certain projects. As a result, the fair value of the investments has been reduced and $84,325 was recorded as an impairment loss during the year ended December 31, 2018.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2018 and 2017. Property and equipment additions totaled $2,169 and $1,215 for the years ended December 31, 2018 and 2017, respectively. Depreciation expense totaled $9,798 and $9,344 for the years ended December 31, 2018 and 2017, respectively.

	As of December 31, 2018	As of December 31, 2017
Original Cost	$ 45,935	$ 43,766
Accumulated Depreciation	(25,145)	(15,347)
Book Value	$ 20,790	$ 28,419

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

See Independent Auditor's Report

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $179,589 and $415,372 for the years ended December 31, 2018 and 2017, respectively. While revenue for the year ended December 31, 2018 was primarily merchandise sales, revenue for the year ended December 31, 2017 included revenue from sponsorships, event tickets, and merchandise retail sales. Revenue attributable to investments in productions will be recognized over multiple months or years.

 Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

See Independent Auditor's Report

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2016 and 2017 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2018 and 2017, the Company had total taxable net operating loss carryforwards of approximately $4,828,276 and $2,694,211, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% (34% in 2017) and 8.8%, respectively, and has used an effective blended rate of 28.0% (39.8% in 2017) to derive a net deferred tax asset. As of December 31, 2018 and 2017 of approximately $1,599,699 and $908,216, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets As of December 31, 2018 and 2017. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2018 and 2017.

	As of December 31, 2018	As of December 31, 2017
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2018	As of December 31, 2017
Deferred tax assets:		
Stock based compensation	$ 228,590	$ 128,558
Organizational costs	19,965	22,817
Deferred revenue	18	2,904
Net operating loss carryforward	1,351,125	753,937
Net deferred tax assets	1,599,699	908,216
Less: Valuation allowance	(1,599,699)	(908,216)
Net deferred tax asset	$ -	$ -

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $384,622 for 2017, prior to the enactment of the new tax rate. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

See Independent Auditor's Report

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2018 and 2017, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of December 31, 2018	As of December 31, 2017
Warrants	32,000	32,000
Options	331,742	279,242
Total dilutive securities	363,742	311,242

As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2018 and 2017, 1,338,278 and 981,258 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2018 and 2017, these unvested shares vest over a weighted average period of 0.8 years and 1.8 years, respectively.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

See Independent Auditor's Report

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2018 and 2017 of $1,435,011 and $1,963,648, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2018 and 2017, was $563,332 and $74,691, respectively.

In October 2018, the company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company's largest investors. As of December 31, 2018, the terms of the investment were not finalized but the Company expects to issue shares to this investor at $8.88 per share, consistent with other investors at that time. As the funds have been received but the investment contracts not finalized, the $100,000 prepayment is included on the balance sheet as a "Pending investment" liability.

As of December 31, 2018 and 2017, the Company had 676,716 and 447,818 of Class A Common Stock and 1,637,243 and 1,639,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2018 and 2017, there were 422,218 and 474,718 options available for issuance, respectively.

As of December 31, 2018 and 2017, the Company had issued and outstanding 331,742 and 279,242 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor's Report

	December 31, 2018		December 31, 2017	
	Options	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
Outstanding - beginning of year	279,242	$ 5.62	219,772	$ 5.12
Granted	52,500	$ 7.88	59,470	$ 7.47
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	331,742	$ 5.98	279,242	$ 5.62
Exercisable at end of year	192,527	$ 5.99	101,607	$ 5.22
Weighted average grant date fair value of options granted during year	$ 4.12		$ 3.89	
Weighted average duration (years) to expiration of outstanding options at year-end	8.2		8.9	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2018 and 2017 are as follows:

	2018	**2017**
Risk Free Interest Rate	2.45%-3.05%	1.77%-2.04%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$3.95-$4.43	$3.88-$3.91

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $357,467 and $340,698 for the years ended December 31, 2018 and 2017, respectively. Unrecognized share-based compensation expense was $623,474 and $761,251 as of December 31, 2018 and 2017, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 36 months and 40 months as of December 31, 2018 and 2017, respectively.

See Independent Auditor's Report

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2018 and 2017, 27,000 and 22,500 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $31,460 and $94,379 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2018 and 2017, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $31,460 and $113,779 of expense related to the vesting of these options during the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, there was $0 and $31,460 of unrecognized share-based compensation expense, respectively. As of December 31, 2017, the unrecognized compensation expense was expected to be recognized over a weighted-average period of approximately 4 months.

As of December 31, 2018 and 2017, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 27,500 warrants vested with weighted average exercise price per share of $1.18 and $1.37, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 has had no material impact on our financial position, results of operations or cash flows.

See Independent Auditor's Report

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Regulation A Offering

The Company's 4th round of equity crowdfunding (via Regulation A) began on October 26, 2018, and is still in process. The Company has received in 2019 $563,332 in distributions from equity sales activities in 2018. Additionally, the Company has received $1,425,163 for sales of 160,481 shares in 2019.

Regulation A Offering

The Company has completed the $100,000 Pending investment. 11,281 shares were issued at $8.88 per share.

Option Issuances

The Company's has issued an additional 25,000 options with an $8.88 exercise price and a weighted average vesting period of 29 months.

Next Step Financing Offering

As of May 2019, Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through April 26, 2019, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor's Report

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2019 and December 31, 2018

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2019 and December 31, 2018

		As of June 30, 2019 (unaudited)		As of December 31, 2018 (audited)
ASSETS				
Current assets:				
Cash	$	731,357	$	45,751
Subscriptions receivable in escrow		1,094		563,332
Other receivable		111,067		1,569
Inventory		31,158		22,775
Deposits		54,314		-
Accrued revenue		50,000		-
Accounts receivable		26,806		19,000
Prepaid expenses		33,149		49,330
Total current assets		1,038,945		701,757
Non-Current assets:				
Property and equipment, net		15,588		20,790
Investments in productions		494,556		467,867
Total non-current assets		510,144		488,657
TOTAL ASSETS	$	1,549,089	$	1,190,414
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	132,592	$	189,053
Deferred revenue		134,579		65
Accrued expenses		18,879		26,480
Pending Investment		-		100,000
Total current liabilities		286,050		315,598
Total liabilities		286,050		315,598
Stockholders' equity:				
Class A common stock, $0.0001 par, 17,000,000 authorized, 872,477 and 676,716 issued and outstanding at June 30, 2019 and December 31, 2018, respectively		86		67
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,415,260 vested at June 30, 2019 and 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018		165		165
Additional paid-in capital		8,416,387		6,480,970
Accumulated deficit		(7,153,599)		(5,606,386)
Total stockholders' equity		1,263,039		874,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,549,089	$	1,190,414

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2019 and 2018

		For the six months ended June 30,		
		2019		**2018**
Revenue	$	259,400	$	18,676
Costs of net revenues		227,926		13,099
Gross profit		31,474		5,576
Operating expenses:				
Compensation and benefits		530,735		571,400
Sales and marketing		700,647		312,078
Independent contractors		62,699		46,605
Professional fees		72,329		71,270
Travel expenses		65,701		64,234
General and administrative		81,811		42,134
Depreciation		5,202		4,841
Asset Impairment		59,563		-
Total operating expenses		1,578,687		1,112,561
Loss from operations		(1,547,213)		(1,106,985)
Net loss	$	(1,547,213)	$	(1,106,985)
Weighted average common shares:				
Basic and Diluted		2,467,757		2,102,415
Earnings per share:				
Basic and Diluted	$	(0.63)	$	(0.53)

See the accompanying notes, which are an integral part of these unaudited financial statements.

20

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2019 and 2018

Cash flows from operating activities	For the six months ended June 30,	
	2019	2018
Net loss	$ (1,547,213)	$ (1,106,985)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,202	4,841
Stock compensation expense	152,466	194,961
Fair value of warrants issued for marketing services	-	66,590
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	475	57,085
(Increase)/decrease in deposits	(54,314)	-
(Increase)/decrease in inventory	(8,383)	(4,806)
(Increase)/decrease in accrued revenue	(50,000)	-
(Increase)/decrease in accounts receivable	(7,806)	-
(Increase)/decrease in prepaid expenses	16,182	30,732
Increase/(decrease) in accounts payable	(56,461)	107,882
Increase/(decrease) in deferred revenue	134,514	(10,160)
Increase/(decrease) in accrued expenses	(7,601)	5,022
Net cash used in operating activities	(1,422,939)	(654,838)
Cash flows from investing activities		
Investments in productions	(26,689)	(98,550)
Net cash used in investing activities	(26,689)	(98,550)
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	2,178,632	416,314
Offering costs	(43,398)	(54,508)
Net cash provided by financing activities	2,135,234	361,806
Net change in cash	685,606	(391,582)
Cash at beginning of period	45,751	611,755
Cash at end of period	$ 731,358	$ 220,173

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2019, June 30, 2018, and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content. The Company's mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company is developing a slate of entertainment projects, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $259,400 and $18,676 for the six-month periods ending June 30, 2019 and 2018, respectively. The Company's activities for the six-month period ending June 30, 2019 have consisted of growing the size of the Legion M community, developing projects, R&D, raising capital, business development, building infrastructure, and marketing for principal operations as well as our projects. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,547,213 and $1,106,985 for the for the periods ended June 30, 2019 and 2018. As of June 30, 2019, the Company has current assets that exceed current liabilities by $752,894 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2019, the cash balance exceeded the FDIC insured limits by $481,357.

Accrued Revenue

Accrued revenue as of June 30, 2019 is related to revenue that was earned but not yet invoiced or received before the end of the period.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of June 30, 2019 and December 31, 2018, no associated allowances for doubtful accounts were established.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2019, June 30, 2018, and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of June 30, 2019 and December 31, 2018 were $31,158 and $22,775, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at June 30, 2019 and at the end of 2018, the Company reduced the expectations on certain projects. As a result, the fair value of the investments was reduced $59,563 and $84,325 as of June 30, 2019 and December 31, 2018, respectively. Impairment losses of those amounts were recognized during the respective periods.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2019 and December 31, 2018. There were no Property and equipment additions during the periods ended June 30, 2019 and 2018. Depreciation expense totaled $5,202 and $4,841 for the periods ended June 30, 2019 and 2018, respectively.

	As of June, 2019	As of December 31, 2018
Original Cost	$ 45,935	$ 45,935
Accumulated Depreciation	30,347	25,145
Book Value	$ 15,588	$ 20,790

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $259,400 and $18,676 for the periods ended June 30, 2019 and 2018, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2019 and December 31, 2018, the Company recognized no interest or penalties.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2017 and 2018 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2019 and December 31, 2018, the Company had total taxable net operating loss carryforwards of approximately $6,092,884 and $4,828,276, respectively. The Company is expect to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2019 and for the period ended December 31, 2018 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2019 and December 31, 2018 of approximately $2,031,055 and $1,599,699, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2019 and December 31, 2018. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019 (unaudited)	As of December 31, 2018 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2019 (unaudited)	As of December 31, 2018 (audited)
Deferred tax assets:		
Stock based compensation	$ 271,255	$ 228,590
Organizational costs	17,113	19,965
Deferred revenue	37,678	18
Net operating loss carryforward	1,705,008	1,351,125
Net deferred tax assets	2,031,055	1,599,699
Less: Valuation allowance	(2,031,055)	(1,599,699)
Net deferred tax asset	$ -	$ -

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $384,622 for 2017, prior to the enactment of the new tax rate. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2019 and December 31, 2018, the Company recognized no interest or penalties.

<u>Net Earnings or Loss per Share</u>

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of June 30, 2019	As of December 31, 2018
Warrants	32,000	32,000
Options	356,742	331,742
Total dilutive securities	388,742	363,742

As all potentially dilutive securities are anti-dilutive As of June 30, 2019 and December 31, 2018, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2019 and December 31, 2018, 1,415,260 and 1,338,278 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2019 and December 31, 2018, these unvested shares vest over a weighted average period of 0.3 years and 0.8 years, respectively.

Additionally, in 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings was $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company received partial gross proceeds disbursement of funds committed from these equity offerings of $368,709 and $1,435,011 during the period ended June 30, 2019 and the year ended December 31, 2018, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance As of June 30, 2019 and December 31, 2018, was $111,067 and $563,332, respectively.

As of June 30, 2019 and December 31, 2018, the Company had 872,477 and 676,716 of Class A Common Stock and 1,637,243 and 1,637,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2019 and December 31, 2018, there were 397,218 and 422,218 options available for issuance, respectively.

As of June 30, 2019 and December 31, 2018, the Company had issued and outstanding 338,742 and 331,742 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	331,742	$ 5.62	279,242	$ 5.62
Granted	25,000	$ 7.88	52,500	$ 7.88
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of period	356,742	$ 5.98	331,742	$ 5.98
Exercisable at end of period	231,024	$ 5.99	192,527	$ 5.99
Weighted average grant date fair value of options granted during period	$ 4.70		$ 4.12	
Weighted average duration (years) to expiration of outstanding options at period-end	7.9		8.2	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

28

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Risk Free Interest Rate	2.49%	2.45%-3.05%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$4.70	$3.95-$4.43

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $152,466 and $194,961 for the periods ending June 30, 2019 and 2018, respectively.

Unrecognized share-based compensation expense was $588,509 and $623,474 as of June 30, 2019 and December 31, 2018, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 30 months and 36 months as of June 30, 2019 and December 31, 2018, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2019 and December 31, 2018, all 27,000 warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 and $31,460 of such to additional paid-in capital and as marketing expense during the periods ended June 30, 2019 and 2018, respectively. Those values were recorded as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

As of both June 30, 2019 and December 31, 2018, there was $0 of unrecognized share-based compensation expense.

As of both June 30, 2019 and 2018, there were 32,000 warrants outstanding with weighted average exercise price per share of $1.18, and 32,000 warrants vested with weighted average exercise price per share of $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Regulation A Offering

Since June 30, 2019, the Company has received cash disbursements of $117,771   from Regulation A escrow holdings for 12,844 shares sold and issued prior to June 30, 2019 and 794 shares sold and issued in July and August 2019.

In July 2019 the company opened its 5th round of equity crowdfunding (via Regulation A). The round is still in process. As of September 27, 2019, Wefunder has collected $1,260,310 in escrow for this round.

Management's Evaluation

Management has evaluated subsequent events through September 27, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.